Exhibit 99.67

MAVERIX METALS TO ACQUIRE SIGNIFICANT ROYALTY PORTFOLIO THROUGH

STRATEGIC PARTNERSHIP WITH NEWMONT

ACQUISITION TRIPLES THE NUMBER OF ROYALTIES IN MAVERIX’S PORTFOLIO

May 29, 2018, Vancouver, British Columbia — Maverix Metals Inc. (the “Company” or “Maverix”) (TSX-V: MMX, OTC: MACIF) is pleased to announce it has entered into a Purchase and Sale Agreement (the “Agreement”) to acquire a significant portfolio of 54 royalties (the “Royalty Portfolio”) from Newmont Mining Corporation and its affiliates (collectively, “Newmont”).

As consideration for the Royalty Portfolio, Maverix will issue to Newmont a total of 60,000,000 common shares (the “Common Shares”), 10,000,000 common share purchase warrants (the “Warrants”), and make a cash payment of US$17,000,000 upon closing of the transaction (the “Transaction”). The Warrants will be exercisable for five years from the date the Transaction closes at a price of US$1.64 (C$2.10) per common share.

Certain royalties in the Royalty Portfolio are subject to rights of first offer and first refusal as well as the requirement for various transfer consents. Any proceeds from an exercise of a right of first offer or first refusal will be paid to Maverix.

Transaction Highlights

•                  Materially Increased Scale and Asset Diversification: Royalty Portfolio consists of assets located in 11 different countries globally, ranging from production to exploration stage. The Transaction is expected to triple Maverix’s portfolio size by adding 54 royalties to Maverix’s existing portfolio of 27 royalties and streams;

•                  Immediate Cash Flow with Significant Cash Flow Growth Potential: Estimated cash flow in 2019 of C$6 million to C$8 million from the Royalty Portfolio, with the potential to grow to over C$20 million in cash flow per year (1);

•                  Provides Substantial Leverage to Gold and More than Doubles Attributable Gold Resources: Royalty Portfolio is predominantly gold and will add over 340,000 ounces of attributable gold in measured and indicated resources to the Maverix portfolio, an increase of over 100% to Maverix’s current portfolio (2);

•                  Expanded Footprint in Nevada: Royalty Portfolio contains royalties on a number of assets in Nevada, a world-class mining jurisdiction;

•                  Strong Counterparties: Royalty counterparties include Barrick Gold Corporation (“Barrick Gold”), Premier Gold Mines Limited (“Premier Gold”), TMAC Resources Inc. (“TMAC Resources”), SSR Mining Inc., Yamana Gold Inc., and Waterton Global Resource Management, Inc. (“Waterton”);

•                  Future Optionality: A number of royalties are on exploration stage properties, several of which are being advanced through various stages of development; and

•                  Adds New Major Shareholder: Newmont, one of the world’s leading gold mining companies with a market capitalization of more than US$20 billion, will own approximately 28% of the issued and outstanding shares of Maverix upon closing of the Transaction. Newmont to join Pan American Silver Corp. (“Pan American Silver”) and Gold Fields Limited (“Gold Fields”) as major shareholders. Pan American Silver and Gold Fields will own approximately 26% and 20%, respectively, post closing of the Transaction. Both Pan American Silver and Gold Fields have approved this Transaction.

Dan O’Flaherty, President and CEO of Maverix, commented, “This transaction is another historic growth step for Maverix. We would like to thank Newmont for entrusting us to deliver superior value for their royalty portfolio in this strategic partnership. Newmont is the third globally recognized mining company to become a shareholder of Maverix, along with Pan American Silver and Gold Fields. This transaction further validates our business model and strategy, and we will judiciously steward our expanded asset base as we continue to look for new opportunities to grow our portfolio further and create value for all of our shareholders.”

Randy Engel, Executive Vice President, Strategic Development of Newmont, commented, “This transaction provides Newmont with a very attractive opportunity to surface significant value for our non-core royalties through the exposure to an emerging gold royalty company. As a shareholder, Newmont is pleased to retain upside to the royalty portfolio, as Maverix utilizes its strengthened and enlarged platform to facilitate future value enhancing growth.”

Royalty Portfolio: Key Assets

Hope Bay Royalty — a 1.0% net smelter return (“NSR”) royalty on the high-grade, long life, Hope Bay underground mine located in Nunavut, Canada. The mine consists of three main deposits (Doris, Madrid, and Boston) across a 1,101 square kilometer land package. The mine is owned and operated by TMAC Resources and is currently ramping up operations after beginning production in early 2017. A pre-feasibility study in 2015 outlined a 2,000 tpd operation producing an average of 185,000 ounces of gold per year in the first five years and an average of 160,000 ounces per year over the initial 20 year life. As of June 30th, 2017, Hope Bay had proven and probable reserves of 14.5 million tonnes at 7.7 g/t containing 3.6 million ounces of gold. (3)

For more information on the Hope Bay mine, please visit www.tmacresources.com.

Hemlo Royalty — a 2.5% gross revenue royalty on certain claims of the Hemlo gold mine located in Ontario, Canada operated by Barrick Gold. Hemlo has been operating continuously for over 30 years and has produced more than 21 million ounces of gold in its history, including 196,000 ounces in 2017. Hemlo consists of the Williams mine, which is both an underground and open pit operation. The royalty includes certain claims that host areas of the west extension of the Williams deposit, which Barrick Gold has indicated is a high priority for near term exploration plans. Barrick Gold holds a right of first refusal on the sale of the Hemlo royalty. (4)

For more information on the Hemlo mine, please visit www.barrick.com.

McCoy-Cove Royalty — a 1.5% NSR royalty on the development stage McCoy-Cove project located along the highly prospective Battle Mountain-Eureka Trend in Nevada, USA. The Cove property hosts one of the highest grade undeveloped gold deposits in Nevada. Cove was mined by Echo Bay Mines Ltd. between 1987 and 2001, and produced 2.6 million ounces of gold and 100 million ounces of silver. McCoy was mined between 1986 and 2001, and produced approximately 0.9 million ounces of gold and 3.0 million ounces of silver. On January 10th, 2018, Premier Gold and Barrick Gold entered into an exploration and development agreement whereby Barrick Gold will have an option to earn a 60% interest in the exploration portion of the McCoy-Cove property by spending US$22.5 million in exploration before June 30, 2022. On May 15th, 2018, Premier Gold announced the results of a preliminary economic assessment of the Cove project that outlined an eight year mine life producing an average of 92,400 ounces of gold per year. Premier Gold has allocated a budget of US$19 million towards development and exploration at the Cove project in 2018 with more than 8,000 metres of drilling planned. As of March 31st, 2018, the Cove project had indicated resources of 0.9 million tonnes at 11.2 g/t containing 342,000 ounces of gold and inferred resources of 3.7 million tonnes at 11.2 g/t containing 1.3 million ounces of gold. The royalty is subject to a right of first refusal on the sale. (5)

For more information on the McCoy-Cove project, please visit www.premiergoldmines.com.

Gemfield Royalty — a 5.0% NSR royalty on the development stage Gemfield deposit at the Goldfield property located in central Nevada. The project is owned by Waterton, a leading mining-focused private equity firm active in the mining sector. An updated feasibility study completed in 2013 outlined a 7,500 tpd open-pit heap leach operation that would produce an average of 76,000 ounces of gold per year over an initial 6.3 year mine life. As of June 2013, Gemfield had proven and probable reserves of 17.3 million tonnes at 1.0 g/t containing 567,000 ounces of gold. (6)

Converse Royalty — a 5.0% NSR royalty on a significant portion of the development stage Converse project located in northern Nevada, owned by Waterton. A preliminary economic assessment completed in 2011 outlined a 45,000 tpd open-pit operation that would produce an average of 160,000 ounces of gold and 638,000 ounces of silver per year over an initial 13.5 year mine life. As of March 2014, Converse had measured and indicated resources of 363 million tonnes at 0.5 g/t gold and 3.3 g/t silver containing 6.1 million ounces of gold and 38.1 million ounces of silver. (7)

Amulsar Royalty Quarterly Payments — Lydian International Ltd. (“Lydian”) has provided notice that it intends to exercise its option to terminate its royalty agreement with Newmont on the Amulsar gold project in Armenia in exchange for US$20 million to be paid in quarterly installments of US$1.0 million. The quarterly payments begin after commercial production is achieved which Lydian is currently expecting to achieve in 2019. (8)

Royalty Portfolio: Other Notable Assets

Below is a list of the other notable development stage assets that make up the Royalty Portfolio.

Asset	Operator	Country	Stage	Terms
Pike River	McEwen Mining Inc.	Canada	Development	2.5% NSR
Golden Arrow	Emgold Mining Corporation	USA	Development	3.0% NSR
Hasbrouck-Three Hills	West Kirkland Mining Inc.	USA	Development	1.25% NSR
Maverick Springs	SSR Mining Inc. / Waterton	USA	Development	1.5% NSR
Relief Canyon	Pershing Gold Corporation	USA	Development	2.0% NSR
Agua Rica	Yamana Gold Inc.	Argentina	Development	2.5% NSR
Additional 42 earlier stage royalties

In addition to the royalties listed above, the Royalty Portfolio includes a number of industrial mineral and power royalties and land lease payments, located primarily in Nevada, that have historically generated approximately US$500,000 in total revenue per year. These industrial mineral and power royalties and land lease payments are expected to continue generating similar revenue for the foreseeable future.

Terms of the Transaction

Closing of the Transaction is expected to occur in the second quarter of 2018 (the “Closing Date”). In addition to conditions customary for similar transactions, closing of the Transaction is conditional upon (i) Maverix receiving TSX Venture Exchange (“TSX-V”) approval, (ii) Maverix receiving shareholder approval, (iii) Maverix and Newmont entering into a shareholder agreement in a form to be agreed upon between the parties on or before the Closing Date (the “Shareholder Agreement”), and (iv) entry by Maverix and Newmont into assignment agreements pursuant to which the royalties forming the Royalty Portfolio will be transferred from Newmont to Maverix.

Pursuant to the rules of the TSX-V, a majority of Maverix shareholders have approved the Transaction by way of a written consent resolution, including Pan American Silver Corporation, Gold Fields Limited, and the Board of Directors and management of Maverix.

The Agreement was negotiated at arm’s length between Maverix and Newmont.

Maverix Post Closing Capital Structure

Post the completion of the Transaction, Newmont will hold approximately 28% of the issued and outstanding common shares of Maverix on an undiluted basis and approximately 27% on a fully-diluted basis. It is expected that Maverix will have a total of approximately 214.1 million common shares issued and outstanding following the closing of the Transaction. Pan American Silver and Gold Fields will hold approximately 26% and 20%, respectively, of the issued and outstanding common shares of Maverix on an undiluted basis.

Newmont Shareholder Agreement

Pursuant to the Transaction, Newmont and Maverix will enter into the Shareholder Agreement in substantially similar form to the Shareholder Agreements that currently exist between Maverix and Pan American Silver Corporation and Gold Fields Limited, pursuant to which Newmont and Maverix will agree that, among other things:

•                  provided that Newmont’s share interest is equal to or exceeds 10% of Maverix’s issued and outstanding common shares, Newmont will be entitled to one nominee for election to the Maverix Board of Directors;

•                  Newmont will receive certain rights in respect of equity financings of Maverix, including certain anti-dilution rights; and

•                  Newmont will provide Maverix with an opportunity to make an offer to acquire certain metal streams or metal royalties which Newmont contemplates selling in the future.

Conference Call Information

Maverix will host a conference call on May 29th, 2018 at 8:00 am PT, where senior management will discuss the details of the Transaction. To participate in the conference call, please use the following dial-in numbers or join the webcast using the link below:

International Toll: +1 604-638-5340

North American Toll-Free: 1 800-319-4610

Webcast URL: Maverix Metals Conference Call - May 29, 2018

The conference call replay will be available from 10:00 am PT on May 29th, 2018 until June 12th, 2018 with the following dial in numbers: 1 800-319-6413 (North American toll-free), or +1 604-638-9010 (international), access code 2366. An archived webcast will be available on the Company’s website at www.maverixmetals.com until August 28th, 2018.

Annual General Meeting of Shareholders

Maverix’s Annual General Meeting of Shareholders will take place today beginning at 2:00 pm PT (5:00 pm ET) at the Metropolitan Vancouver Hotel, Pacific Room, 645 Howe Street, Vancouver, British Columbia. The Information Circular, Notice of Annual General Meeting of Shareholders, and Form of Proxy for the meeting have been mailed to shareholders of record as of April 20th, 2018 and are also available on SEDAR (www.sedar.com).

(1) Revenue projections are estimated using $1,300/oz Au and $17/oz Ag and management estimates using production information provided in the following publicly available disclosure: Hope Bay 2015 technical report titled “Technical Report on the Hope Bay Project, Nunavut, Canada” dated May 28, 2015, available on TMAC Resources’ SEDAR profile at www.sedar.com; Relief Canyon 2017 technical report titled “Technical Report and Preliminary Feasibility Study for the Relief Canyon Project, Pershing County, Nevada, U.S.A.” dated June 2, 2017, available on Pershing Gold Corporation’s SEDAR profile at www.sedar.com; Hasbrouck and Three Hills 2016 technical report titled “Technical Report and Updated Preliminary Feasibility Study: Hasbrouck and Three Hills Gold-Silver Project Esmeralda County, Nevada” dated September 14, 2016, available on West Kirkland Mining Inc.’s SEDAR profile at www.sedar.com; Premier Gold’s news release titled “Premier Announces PEA Results on the Cove Project” dated May 15, 2018 available at www.premiergoldmines.com; Converse 2012 technical report titled “Technical Report, Preliminary Economic Assessment, Converse Gold Project, Nevada, USA” dated February 2, 2012, available on International Minerals Corporation’s SEDAR profile at www.sedar.com; Gemfield technical report titled “NI 43-101 Technical Report, Update to Feasibility Study on the Goldfield Property, Nevada, USA” dated July 25, 2013, available on International Minerals Corporation’s SEDAR profile at www.sedar.com.

(2) Attributable gold mineral reserves and resources are calculated by taking gold mineral reserves and resources and multiplying the total ounces by the royalty or stream percentage (inclusive of management’s estimates for any allowable deductions). Attributable gold measured resources total approximately 178,000 ounces at an average grade of 0.93 g/t gold, and attributable gold indicated resources total approximately 165,000 ounces at an average grade of 3.2 g/t gold. Mineral reserves and resources for the Royalty Portfolio obtained from the following publicly available disclosure: TMAC Resources news release titled “TMAC Resources Provides Operations Update and Reports 2017 Mineral Reserve & Mineral Resources Estimate, Hope Bay, Nunavut” dated July 14, 2017, available at www.tmacresources.com; Premier Gold’s news release titled “Premier Announces PEA Results on the Cove Project” dated May 15, 2018, available at www.premiergoldmines.com; Black Fox 2018 technical report titled “Technical Report for the Black Fox Complex, Canada” dated April 6, 2018, available on McEwen Mining Inc.’s SEDAR profile at www.sedar.com; Relief Canyon 2017 technical report titled “Technical Report and Preliminary Feasibility Study for the Relief Canyon Project, Pershing County, Nevada, U.S.A.” dated June 2, 2017, available on Pershing Gold Corporation’s SEDAR profile at www.sedar.com; Gemfield technical report titled “NI 43-101 Technical Report, Update to Feasibility Study on the Goldfield Property, Nevada, USA” dated July 25, 2013, available on International Minerals Corporation’s SEDAR profile at www.sedar.com; Chaparral Gold Corp. news release titled “Chaparral Gold Increases Resource Estimate at Converse Gold Project, Nevada” dated March 18, 2014, available on Chaparral Gold Corp.’s SEDAR profile at www.sedar.com; Golden Arrow 2018 technical report titled “2018 Updated Technical Report on the Golden Arrow Project, Nye County, Nevada, U.S.A.” dated March 2, 2018, available on Emgold Mining Corporation’s SEDAR profile at www.sedar.com; Hasbrouck and Three Hills 2016 technical report titled “Technical Report and Updated Preliminary Feasibility Study: Hasbrouck and Three Hills Gold- Silver Project Esmeralda County, Nevada” dated September 14, 2016, available on West Kirkland Mining Inc.’s SEDAR profile at www.sedar.com; Maverick Springs 2004 technical report titled “Technical Report, Maverick Springs Project, Nevada, USA” dated April 13, 2014, available on Vista Gold Corp.’s SEDAR profile at www.sedar.com.

(3) For more information, please visit www.tmacresources.com and refer to the Hope Bay description page and news releases dated July 14, 2017 and April 24, 2015.

(4) For more information, please visit www.barrick.com and refer to the Hemlo description page and the 2017 Annual Report.

(5) For more information, please visit www.premiergoldmines.com and refer to the Cove description page and news releases dated May 15, 2018 and January 10, 2018.

(6) For more information regarding the feasibility study and mineral reserve estimate for the Gemfield project, please refer to the Gemfield technical report titled “NI 43-101 Technical Report, Update to Feasibility Study on the Goldfield Property, Nevada, USA” dated July 25, 2013, available on International Minerals Corporation’s SEDAR profile at www.sedar.com.

(7) For more information regarding the preliminary economic assessment for the Converse project, please refer to the International Minerals Corporation news release dated December 19, 2011, available on International Minerals Corporation’s SEDAR profile at www.sedar.com. For more information regarding the mineral resource estimate for the Converse project, please refer to the Chaparral Gold Corp. news release dated March 18, 2014, available on Chaparral Gold Corp.’s SEDAR profile at www.sedar.com.

(8) For more information, please visit www.lydianinternational.co.uk and refer to the news release dated April 9, 2018.

Qualified Person

Doug Ward, B.Sc., Mining Engineering, MMSA, is Vice President Technical Services for the Company, and a “Qualified Person” under NI 43-101, has reviewed and approved the scientific and technical disclosure contained in this press release.

About Maverix

Maverix Metals Inc. is a gold royalty and streaming company. Maverix’s mission is to provide its shareholders with significant low risk leverage to the gold price and to increase underlying per share value by expanding its portfolio with acquisitions of high-quality royalties and streams that offer robust returns.

For further information, please contact:

Maverix Metals Inc.

Daniel O’Flaherty

President and CEO

(604) 343-6225

Email:                          info@maverixmetals.com

Website:               www.maverixmetals.com

NEITHER THE TSX VENTURE EXCHANGE (“TSX-V”) NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX-V) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

Technical and third party information

The disclosure herein and relating to properties and operations on the properties in which the Company holds royalty, stream or other interests is based on information publicly disclosed by the owners or operators of these properties and information/data available in the public domain as at the date hereof, and none of this information has been independently verified by the Company. Specifically, as a royalty or stream holder, the Company has limited, if any, access to properties included in its asset portfolio. Additionally, the Company may from time to time receive operating information from the owners and operators of the properties, which it is not permitted to disclose to the public. The Company is dependent on, (i) the operators of the properties and their qualified persons to provide information to the Company, or (ii) on publicly available information to prepare disclosure pertaining to properties and operations on the properties on which the Company holds royalty, stream or other interests, and generally has limited or no ability to independently verify such information. Although the Company does not have any knowledge that such information may not be accurate, there can be no assurance that such third party information is complete or accurate. Some information publicly reported by operators may relate to a larger property than the area covered by the Company’s royalty, stream or other interest. The Company’s royalty, stream or other interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production of a property.

Cautionary note regarding forward-looking statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable Canadian and U.S. securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “should”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. The forward-looking information contained herein is provided for the purpose of assisting readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes.

Forward-looking statements and information include, but are not limited to, statements with respect to timing and completion of the Transaction, anticipated cash flows upon completion of the Transaction, future financial reporting by Maverix, the receipt of payments from Maverix’s mining royalty and streaming portfolio, the requirement for regulatory approvals and third party consents, the Company’s financial guidance, outlook, proposed plans for acquiring additional stream and royalty interests and the potential of such streams and royalty interests to provide returns and the completion of mine expansion under construction phases at the mines or properties that the Company holds an interest in. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual actions, events or results to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the requirement for regulatory approvals and third party consents; the impact of general business and economic conditions; the absence of control over mining operations from which Maverix will purchase gold and other metals or from which it will receive royalty payments and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties or interruptions in operations; problems inherent to the marketability of gold and other metals; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; industry conditions, including fluctuations in the price of the primary commodities mined at such operations, fluctuations in foreign exchange rates and fluctuations in interest rates; government entities interpreting existing tax legislation or enacting new tax legislation in a way which adversely affects Maverix; stock market volatility; regulatory restrictions; liability, competition, loss of key employees and other related risks and uncertainties.

Maverix undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management’s best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.